November 14, 2024

Caroline Loew
Chief Executive Officer
Mural Oncology plc
10 Earlsfort Terrace
Dublin 2, D02 T380, Ireland

       Re: Mural Oncology plc
           Registration Statement on Form S-3
           Filed November 13, 2024
           File No. 333-283198
Dear Caroline Loew:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Gorsky at 202-551-7836 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Scott N. Lunin, Esq.